Mercedes-Benz Auto Receivables Trust 2019-1
Investor Report

Collection Period Ended   31-Dec-2022

Amounts in USD

Dates

Collection Period No.	40			
Collection Period (from... to)	1-Dec-2022	31-Dec-2022		
Determination Date	12-Jan-2023			
Record Date	13-Jan-2023			
Distribution Date	17-Jan-2023			
Interest Period of the Class A-1 Notes (from... to)	15-Dec-2022	17-Jan-2023	Actual/360 Days	33
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Dec-2022	15-Jan-2023	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	360,800,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	511,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	50,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	464,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	128,560,000.00	128,421,977.48	115,401,076.31	13,020,901.17	101.282679	0.897644
Total Note Balance	**1,514,360,000.00**	**128,421,977.48**	**115,401,076.31**	**13,020,901.17**		
Overcollateralization	38,846,436.21	38,830,160.91	38,830,160.91			
Adjusted Pool Balance	1,553,206,436.21	167,252,138.39	154,231,237.22			
Yield Supplement Overcollateralization Amount	61,799,793.88	5,194,518.03	4,719,387.20			
Pool Balance	**1,615,006,230.09**	**172,446,656.42**	**158,950,624.42**			

	Amount	Percentage
Initial Overcollateralization Amount	38,846,436.21	2.50%
Target Overcollateralization Amount	38,830,160.91	2.50%
Current Overcollateralization Amount	38,830,160.91	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.040000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	4.497860%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.940000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	2.040000%	218,317.36	1.698175	13,239,218.53	102.980854
Total		**$218,317.36**		**$13,239,218.53**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	13,167,662.02	(1) Total Servicing Fee	143,705.55
Interest Collections	579,065.47	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	67,699.00	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	163,929.76		
Purchase Amounts	98,128.15	(3) Interest Distributable Amount Class A Notes	218,317.36
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	48,418.05	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**14,124,902.45**	(6) Regular Principal Distributable Amount	13,020,901.17
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**14,124,902.45**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	741,978.37
		Total Distribution	**14,124,902.45**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	143,705.55	143,705.55	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	218,317.36	218,317.36	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	218,317.36	218,317.36	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	218,317.36	218,317.36	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	13,020,901.17	13,020,901.17	0.00
Aggregate Principal Distributable Amount	13,020,901.17	13,020,901.17	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,883,016.09
Reserve Fund Amount - Beginning Balance	3,883,016.09
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	11,282.07
minus Net Investment Earnings	11,282.07
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,883,016.09
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	11,282.07
Net Investment Earnings on the Collection Account	37,135.98
Investment Earnings for the Collection Period	48,418.05

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,615,006,230.09	50,838
Pool Balance beginning of Collection Period	172,446,656.42	15,147
Principal Collections	9,420,131.45	
Principal Collections attributable to Full Pay-offs	3,747,530.57	
Principal Purchase Amounts	97,651.98	
Principal Gross Losses	230,718.00	
Pool Balance end of Collection Period	158,950,624.42	14,230
Pool Factor	9.84%	

	As of Cutoff Date	Current
Weighted Average APR	3.71%	4.05%
Weighted Average Number of Remaining Payments	52.01	20.62
Weighted Average Seasoning (months)	12.33	50.04

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	157,415,689.05	14,132	99.03%
31-60 Days Delinquent	1,043,164.10	67	0.66%
61-90 Days Delinquent	289,279.62	18	0.18%
91-120 Days Delinquent	202,491.65	13	0.13%
Total	158,950,624.42	14,230	100.00%

Delinquency Trigger			2.302%
60+ Delinquency Loans to EOP Aggregate Securitization Value			0.309%
Delinquency Trigger occurred			No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	230,718.00	13	23,856,646.95	803
Principal Net Liquidation Proceeds	67,310.88		7,874,900.61	
Principal Recoveries	161,096.70		10,640,915.08	
Principal Net Loss / (Gain)	2,310.42		5,340,831.26	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.017%
Prior Collection Period	0.301 %
Second Prior Collection Period	0.883 %
Third Prior Collection Period	(0.052%)
Four Month Average	0.287%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.331%
Average Net Loss / (Gain)	6,651.10

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.